Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 BKorn@manatt.com

May 19, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Pearlyne Paulemon and Pam Howell
Office of Real Estate and Construction

Re:	Groundfloor Yield LLC Offering Statement on Form 1-A Post-qualification Amendment Filed April 28, 2023 File No. 024-11411

Dear All:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated May 8, 2023 (the “Comment Letter”) in connection with the Company’s Post-Qualification Offering Statement on Form 1-A, as submitted with the SEC on April 28, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Manatt, Phelps & Phillips, LLP 7 Times Square, New York, New York 10036 Tel: 212.790.4500 Fax: 212.790.4545

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May 19, 2023

Form 1-A-POS filed April 28, 2023

1.       We reissue comment 2. It appears you commenced your offering on May 14, 2021 and that offering is continuing. Please provide your analysis of how you are in compliance with the requirement that you update your offering statement on an annual basis as set forth in Rule 252(f)(iii)(2)(i) of Regulation A. Also, please clarify whether you have sold securities since the date that was 12 months after the qualification date.

Response: The Company acknowledges the comment. The Company commenced the offering on May 14, 2021 and the offering is continuing. The Company filed annual reports on Form 1-K on March 31, 2022 and March 10, 2023 to report the annual audited financial statements of the Company for the years ended December 31, 2021 and 2022, respectively. The company also recently updated its financial statements in the Form 1-A by filing a Form 1-A POS on April 28, 2023 to incorporate by reference the financial statements of the 2022 1-K into the Form 1-A. However, the Company failed to make such a filing for the 2021 1-K. Investors continued to have complete access to all of the available financial information of the Company by reviewing the 2021 1-K filing, but such filing was not incorporated formally into the Form 1-A pursuant to Rule 252(f)(iii)(2)(i). The failure to file was accidental and the Company believes that its actions fall within the safe harbor of insignificant deviations from Regulation A contemplated and covered by Rule 260(a). The Company has added risk factor disclosure to the Offering Statement to highlight the additional risk this failure to file might cause. See pg. 15.

2.       We reissue comment 3. Form 1-A requires that issuers specify the price of the securities being offered. This means that the interest rate payable on the note must be calculable by investors or determined by reference to a formula with publicly available inputs (for example, by reference to a benchmark). Your ability to change interest rates is within your complete discretion and therefore lacks transparency that is present when a rate is calculable by investors or determined by reference to a formula with publicly available inputs. Please revise your pricing method to comply with Regulation A. For additional guidance, please see Note 2 of Item 501(b)(3) from Regulation S-K.

Response: The Company acknowledges the comment and has modified its methodology for calculating the price and interest rate of the securities being offered. The price and rate will be offered on a fixed basis. Any modification from the stated rate will be preceded by a qualified Form 1-A POS setting forth the proposed new price or rate. See pp. 2, 7, 21 and 32.

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May 19, 2023

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement on Form 1-A and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

Brian S. Korn

cc:	Groundfloor Yield LLC
Nick Bhargava